November 29, 2007

Mail Stop 4561

Mr. Lawrence Schaffer, Chief Financial Officer
Case Financial, Inc.
7720 El Camino Real, Suite 2E
Carlsbad, CA   92009

RE: Case Financial, Inc.
File No. 0-27757
Form 10-KSB for the year ended September 30, 2006
Forms 10-QSB for the quarters ended December 31, 2006, March 31, 2007
and June 30, 2007

Dear Mr. Schaffer:

We have reviewed your response letter dated June 16, 2007 and have the following comments.

In our comments, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements

Note 4 – Discontinued operations, page 33

1.   We have read and considered your response to comment four included in our letter dated July 17, 2007. We note your assertion that you will not have any significant continuing involvement in the operations of the discontinued business. Using the guidance in EITF 03-13, please address the following comments:
    - Explain how you determined that your continuing involvement in the collection of the existing loans associated with this business does not

constitute significant continuing involvement, and therefore meets the criteria in paragraph 42b of SFAS 144.

- Explain how you determined that the continuing cash inflows and cash outflows associated with the referenced collection activities do not constitute significant direct cash flows, and therefore meet the criteria in paragraph 42a of SFAS 144.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant